Exhibit 1

Oi S.A. – In Judicial Reorganization CNPJ/MF No. 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in furtherance of the Material Fact disclosed on December 20 2017, informs its shareholders and the market in general that, on January 12, 2018, it was made aware of the decision of the Board of Directors of the National Telecommunications Agency (Conselho Diretor da Agência Nacional de Telecomunicações – ANATEL), with respect to the request from Oi for prior consent for the inauguration of the new members of the Transitional Board of Directors, pursuant to the judicial reorganization plan approved in the General Creditors Meeting and ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro (“Plan”), with Anatel approving the inauguration of Messrs. Marcos Grodetzky, Eleazar de Carvalho Filho and Marcos Bastos Rocha. As stated in a press release, Anatel’s analysis is restricted exclusively to the request for prior consent for the composition of such Board, under the terms and conditions set forth in Section 9.2 of the Plan.

The Company will maintain its shareholders and the market informed of the development of the subject matter of this Notice to the Market.

Rio de Janeiro, January 15, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer